Jodie M. Bourdet

+1 415 693 2054

jbourdet@cooley.com

May 2, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:  Jan Woo, Legal Branch Chief

Matthew Derby, Staff Attorney

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

RE:        ShotSpotter, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted March 30, 2017

CIK No.  0001351636

Ladies and Gentlemen:

On behalf of ShotSpotter, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2017, regarding the Company’s Confidential Draft Registration Statement on Form S-1 (the “DRS”) submitted on March 30, 2017.  The Company is also publicly filing the Registration Statement (the “Registration Statement”).  We are sending the Staff a hard copy of this letter and the Registration Statement, including a version of the Registration Statement that is marked to show changes made from the DRS.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the comments received from the Staff, which for your convenience we have incorporated into this response letter in italics.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.  Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Prospectus Cover Page

1.              Please disclose the underwriters’ warrants on the cover page of the prospectus. See Item 508(e) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the Prospectus Cover Page as requested.

Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t: (415) 693-2000  f: (415) 693-2222  cooley.com

May 2, 2017

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Prospectus Summary, page 1

Overview, page 1

2.              Please disclose in the prospectus summary that your executive officers, directors and principal shareholders will continue to own a significant percentage of your stock and will be able to exert significant control over matters subject to shareholder approval. Specify the amount of securities that will be controlled by your executive officers, directors and principal shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Registration Statement as requested.

3.              Please provide the basis for your statement that you are “the leader in gunshot detection solutions that help law enforcement officials and security personnel identify, locate and deter gun violence.” Please revise to explain the basis for this statement and the factors considered by the company such as market share or revenues.

In response to the Staff’s comment, the Company advises the Staff that it believes it is the leader in gunshot detection solutions for the following reasons.  First, to the Company’s knowledge and as disclosed in the “Business—Competition” section on page 88 of the Registration Statement, there is currently no other company that provides a comprehensive gunshot detection and location solution like ShotSpotter Flex.   In particular, there is no other solution on the market that is able to identify and catalog the precise location of the gunshot event, rather than the location of the sensor that detected the gunshot, which distinguishing feature is directly attributable to the fact that the Company’s solution is based on the deployment of a significant number of sensors so that the gunshot location can be triangulated from multiple sensors in a coverage era.  The Company has deployed 8,651 sensors across an aggregate coverage area of approximately 424 square miles, with an average coverage area of 5.7 square miles per customer.  The Company believes that no other company provides a coverage area of this size for this many customers.  Moreover, the Company believes it is considered a thought leader in the fight against urban gun violence, as evidenced by the significant media coverage that the Company receives, as well as its publication of an annual National Gunfire Index report, which the Company has disclosed in the “Business—Marketing” section on page 87 of the Registration Statement.

May 2, 2017

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4.              You state that you offer your software solutions to “customers around the world” and that you have active deployments of your solutions in “more than 90 locations globally.” We note your discussion of customers in the United States and the reference to a customer in South Africa in the graphic on page 84. Please revise to disclose the other countries in which you currently operate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 51, 53, 72 and 85 of the Registration Statement to clarify that it offers its solutions worldwide, but that currently its only operations outside the United States are in Puerto Rico, the U.S. Virgin Islands and South Africa.

Summary Consolidated Financial Data, page 11

5.              Revise your calculation of pro forma net loss per share here and throughout the filing to add back the change in fair value of the preferred stock warrant liability, net of tax to the numerator.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 49, F-4 and F-29 of the Registration Statement as requested.

Risk Factors

“We rely on wireless carriers to provide access to wireless networks…, “ page 23

6.              Please include a brief description of the material terms of any agreements you have with the wireless carriers you utilize, including the length of the contracts and any material termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Registration Statement to provide a brief description of the material terms and associated risks with respect to contracts with wireless carriers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

7.              Please expand your overview section to provide a balanced executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, discuss your plans to expand internationally and the challenges faced by the company given that it only has one foreign subsidiary in South Africa. As a further example, discuss your plans to acquire more customers and the customer types on which you intend to focus. We note that revenues from your ShotSpotter Flex public safety solution were approximately 98% of total revenues in 2015 and 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 53 of the Registration Statement as requested.

8.              We note that your future growth depends on acquiring new customers, increasing coverage area expansion and renewing existing customer relationships. Based on your discussion of the revenue retention rate, it is unclear what percentage of your existing customers renews their subscription. It also does not reflect the impact on your business from the acquisition

May 2, 2017

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new customers. Consider disclosing revenue information and trends on a new versus existing customer basis and providing historical renewal rates. Refer to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 to include in its comparative discussion of results of operations information regarding revenue changes associated with new customers, existing customer expansions and existing customer renewals.

Liquidity and Capital Resources

Credit Facilities, page 57

9.              You state that the remaining $1.5 million available under the Orix Loan Agreement will be available for borrowing upon the achievement of certain recurring revenue metrics. Please disclose those revenue metrics in the filing and state whether you currently meet the metric to be able to access the $1.5 million under the loan agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement as requested.

Business

Our Market, page 72

10.       Please revise to provide more context regarding your estimate of the total addressable market. In this regard, explain the basis for using cities with four homicides per 100,000 as your target market for public safety solutions. Disclose how you determined the estimated amount of average investment for different customer types. Explain whether the estimates of average investments are based on calculations of current customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement as requested.   The Company notes to the Staff that the basis for using cities with four homicides per 100,000 as its target market is based on the Company’s experience that urban areas with a lower homicide rate do not typically perceive themselves as having an urban gun violence problem warranting the need for the Company’s ShotSpotter Flex solutions.   The Company confirms to the Staff that the estimates of investments are derived from the Company’s current customer base.

May 2, 2017

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Our Incident Review Center, page 79

11.       Please clarify whether all incidents that occur globally are routed to your single Incident Review Center. Disclose whether your Incident Review Center is located at your principal facilities in Newark, California.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Registration Statement as requested.  In addition, the Company has provided disclosures as to its redundancy measures in the case of a natural disaster or other event that would cause the Incident Review Center at the Company’s offices in Newark, California to be inoperable

Intellectual Property, page 87

12.       Please disclose the duration of the patents that you own and license from third parties. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Registration Statement as requested.

Certain Relationships and Related Person Transactions, page 106

13.       Please identify the related persons that are parties to the investors’ right agreement and voting agreement. We note that the parties are entitled to certain registration rights after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Registration Statement as requested.

Consolidated Financial Statements

Note 15. Subsequent Events, page F-32

14.       For the March 2017 option grant and for any other share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

The Company respectfully acknowledges the Staff’s comment and notes to the Staff that the Registration Statement has been updated to include information as of the end of the first quarter.  The Company hereby confirms to the staff that the March 2017 option grants did not have a material impact on the Company’s financial results and the Company does not expect any share-based awards granted subsequent to March 31, 2017 to have a material impact on the Company’s financial results.

May 2, 2017

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General

15.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that neither the Company nor anyone authorized to act on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.  The Company will supplementally provide to the Staff any such written communications to the extent applicable in the future.

16.       Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that it will supplementally provide to the Staff the graphics and artwork that the Company intends to use in the prospectus.

******

We greatly appreciate the Staff’s assistance in clearing these comments as quickly as possible.  Should you have any additional questions or comments concerning the Registration Statement or this response letter, please contact the undersigned at (415) 693-2054 or Rob Phillips at (415) 693-2020.

Sincerely,

/s/ Jodie M. Bourdet
Jodie M. Bourdet

cc:                                Ralph Clark, Chief Executive Officer, ShotSpotter, Inc.

Alan Stewart, Chief Financial Officer, ShotSpotter, Inc.

Sonya Strickler, Vice President of Finance, ShotSpotter, Inc.

Rob Phillips, Cooley LLP